

SECURI[illegible] ON

12062411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2011 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD STREET
(No. and Street)

LATHAM	NEW YORK	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUSACK AND COMPANY CPAs
(Name – *if individual, state last, first, middle name*)

7 AIRPORT PARK	LATHAM	NEW YORK	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACI J. DAC[illegible]ST
Notary Public, State of New York
No. 50058[illegible]6
Qualified in Rensselaer County
Commission Expires Dec. 21, 2014

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

JUNE 30, 2012 AND 2011

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

JUNE 30, 2012 AND 2011

CUSACK & COMPANY
Certified Public Accountants LLC
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: INFO@CUSACKCPA.COM
WWW.CUSACKCPA.COM

CLIFTON PARK/HALFMOON OFFICE
(518) 664-7063
FAX (518) 541-3083

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2012 and 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2012 and 2011, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 24, 2012

ASSETS

	2012	2011
Cash		
Cash and Cash on Hand	$ 23,909	$ 7,730
Cash with Clearing Organization	239,290	-
Securities with Clearing Organization	904,363	1,324,811
Other Deposits, at Fair Value	100,057	100,046
Purchased Interest	224	9,752
Prepaid Expenses	4,802	5,787
Property, Plant and Equipment, Less Accumulated Depreciation of $27,987 and $22,525	18,997	14,895
Total Assets	$ 1,291,642	$ 1,463,021

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Cash Overdraft with Clearing Organization	$ -	$ 242,515
Accounts Payable	40,282	19,291
Accrued Expenses	900	600
Total Liabilities	41,182	262,406
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 50 Shares Issued and Outstanding, at June 30, 2012 and 2011, respectively	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	1,125,085	1,075,240
Total Stockholders' Equity	1,250,460	1,200,615
Total Liabilities and Stockholders' Equity	$ 1,291,642	$ 1,463,021

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011
Revenue:		
Dealer Inventory and Investment Gains	$ 609,151	$ 774,403
Commission Income	16,558	20,492
Interest and Dividend Income	60,886	24,480
	686,595	819,375
Expenses:		
Employee Compensation and Benefits and Related Taxes	172,672	349,311
Pension Expense	49,000	49,000
Quotation Services	54,802	57,662
Clearing and Commission Fees	48,238	54,954
Other Operating Expenses	92,152	82,142
	416,864	593,069
Income Before Provision for Income Taxes	269,731	226,306
Provision for Income Taxes	300	1,000
Net Income	$ 269,431	$ 225,306

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 2010	$ 100	$ 125,275	$ 1,191,165	$ 1,316,540
Net Income for the Year Ended June 30, 2011	-	-	225,306	225,306
Stockholders' Distributions of Net Income	-	-	(341,231)	(341,231)
Balance: June 30, 2011	$ 100	$ 125,275	$ 1,075,240	$ 1,200,615
Net Income for the Year Ended June 30, 2012	-	-	269,431	269,431
Stockholders' Distribution of Net Income	-	-	(219,586)	(216,586)
Balance: June 30, 2012	$ 100	$ 125,275	$ 1,125,085	$ 1,250,460

RENSSELAER SECURITIES CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 269,431	$ 225,306
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	5,462	4,005
Unrealized (Gain) Loss on Securities	43,866	(110,549)
Change in Assets and Liabilities:		
Securities Inventory	376,582	68,973
Prepaid Expenses	985	(8)
Accounts Payable and Accrued Expenses	21,291	(2,016)
Securities Sold Not Yet Purchased	-	(13,490)
Purchased Interest	9,528	(9,752)
Net Cash Provided By Operating Activities	727,145	162,469
Cash Flows Used In Investing Activities:		
Capital Expenditures	(9,564)	(756)
Other Deposit with Clearing Organization	(11)	(13)
Net Cash Used In Investing Activities	(9,575)	(769)
Cash Flows Used in Financing Activities		
Stockholders' Distribution of Net Income	(219,586)	(341,231)
Net Increase (Decrease) in Cash and Cash Equivalents	497,984	(179,531)
Cash (Overdraft) and Cash Equivalents at Beginning of Period	(234,785)	(55,254)
Cash (Overdraft) and Cash Equivalents at End of Period	$ 263,199	$ (234,785)
Composition of Cash and Cash Equivalents:		
Cash and Cash on Hand	23,909	7,730
Cash (Overdraft) with Clearing Organization	239,290	(242,515)
	$ 263,199	$ (234,785)
Supplemental Disclosure of Other Cash Items:		
Interest Paid	$ 9,172	$ 657
Taxes Paid	$ -	$ 1,000

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a settlement date basis.

Income Taxes

Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

Under the asset and liability method of SFAS № 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $23,909 and $7,730 at June 30, 2012 and 2011, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2012 or June 30, 2011 Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

In 2009, the Company adopted the provisions of FASB ASC 820-10, (formerly SFAS No. 157), *Fair Value Measurements*. FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses various valuation techniques in determining fair value. FASB ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Organization has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company has no Level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement - Definition and Hierarchy (Continued)

The Company's securities are primarily valued utilizing Level 2 inputs.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has no Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48").* FIN 48, now referred to as FASB ASC 740-10, requires entities to disclose in their financial statements the nature of any uncertainty in their tax position. The Company implemented this policy in 2009 and its current accounting policy for evaluating uncertain tax positions is in accordance with generally accepted accounting principles. The Company has not recognized any benefits from uncertain tax positions in 2011 or 2012 and believes it has no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the balance sheet date of June 30, 2012.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through August 24, 2012, the date the financial statements were available to be issued.

2. OTHER DEPOSITS

In December 1993, the Corporation made an initial required interest bearing deposit with its clearing agent. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $100,057 and $100,046 at June 30, 2012 and 2011, respectively.

3. INVESTMENTS

Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30:

	2012	2011
Advertising	$ 3,390	$ -
Consulting and Temporary Help	4,182	2,651
Professional Fees	25,732	28,862
Occupancy	13,800	13,800
Regulatory Dues and Fees	4,914	8,558
Dues and Subscriptions	1,074	786
Office Expenses	6,110	5,814
Communications	8,554	5,106
Insurance and Bonding	1,149	1,093
Depreciation and Amortization	5,462	4,005
Margin Interest	9,172	657
Meals, Travel and Entertainment	7,713	10,810
Repairs	900	-
	$ 92,152	$ 82,142

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $49,000 for the year ended June 30, 2012 and 2011.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30:

	2012	2011
Current Income Tax:		
State	$ 300	$ 1,000

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012 the Corporation had net capital, as defined, of $1,142,021 which was $1,042,021 in excess of its minimum required net capital of $100,000. The Corporation's ratio of aggregate indebtedness to net capital was .04 to 1 at June 30, 2012. At June 30, 2011 the Corporation had net capital, as defined, of $1,034,007 which was $934,007 in excess of its minimum required net capital of $100,000. The Corporation's ratio of aggregate indebtedness to net capital was .25 to 1 at June 30, 2011.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2012 and 2011, the Corporation did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2012 and 2011.

8. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Operating Leases

The Corporation leased office space under an operating lease at $1,100 per month, through October 2006 at which time it was renewed for an additional year at $1,150 per month. Additional one year renewals have subsequently been exercised through October, 2010. The Corporation has since continued the lease on a month to month basis.

9. MARGIN ACCOUNT

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

OTHER FINANCIAL INFORMATION

RENSSELAER SECURITIES CORP.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2012 AND 2011

	2012	2011
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,250,462	$ 1,200,615
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	450	450
Purchased Interest	224	9,752
Property, Plant and Equipment	18,997	14,895
Prepaid Expenses	4,802	5,787
Total Non-Allowable Assets	24,473	30,884
Net Capital Before Haircuts on Securities Positions	1,225,989	1,169,731
Haircuts on Securities	83,968	135,724
Net Capital	$ 1,142,021	$ 1,034,007
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Cash Overdraft	$ -	$ 242,515
Accounts Payable	40,282	19,291
Accrued Expenses	900	600
Total Aggregate Indebtedness	$ 41,182	$ 262,406
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 2,745	$ 17,494
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	1,042,021	934,007
Excess Net Capital at 1000%*	1,022,021	914,007

* Calculated as Net Capital - (Total Minimum Capital x 120%) or (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2012 and 2011

	2012	2011
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 1,142,021	$ 1,034,007
Net Audit Adjustments	-	-
Net Capital Per Above	$ 1,142,021	$ 1,034,007

See independent auditor's report.

RENSSELAER SECURITIES CORP.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2012 AND 2011

	2012	2011
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items	-	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items	-	-
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

During the years ended June 30, 2012 and 2011, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.